January 30, 2012

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Offshore Partners L.P.

Form 20-F: For the Fiscal Year Ended December 31, 2010

File No. 001-33198

Dear Lyn Shenk:

Following our legal counsel’s January 4, 2012 telephone conversation with SEC staff member Patrick Kuhn, who granted us an extension to respond by January 31, 2012, we have reviewed your letter to us of December 29, 2011 setting forth staff comments on the Teekay Offshore Partners L.P. (“Teekay Offshore” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed.

Management’s Discussion and Analysis

Results of Operations

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Other Operating Results

Realized and Unrealized (Losses) Gains on Derivative Instruments, page 42

SEC Comment

1. We note that these amounts are material to the results of each period reported in this annual filing and the interim financial statements included in your 2011 Form 6-K’s. Please include an analysis in sufficient detail in regard to the material variances in this line item between all comparable periods, as well as the basis for reported amounts material to the results of each period, particularly those pertaining to interest rate swap agreements. Please provide us with a copy of your intended revised disclosure.

Response to Comment #1

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

During 2010 and 2009, we had interest rate swap agreements with an aggregate average outstanding notional amounts of approximately $1.4 billion and $1.5 billion, respectively, with average fixed rates of approximately 4.3% and 4.0%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of $49.2 million and $51.1 million, respectively, during 2010 and 2009 under the interest rate swap agreements.

As a result of significant increases in long-term benchmark interest rates in 2009, we recognized unrealized gains of $102.7 million in 2009. Long-term benchmark interest rates declined in 2010, causing us to recognize unrealized losses of $10.4 million in 2010. Please see Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

In future filings, disclosure of 2008 financial information will not be required in the financial statements or the Management’s Discussion and Analysis; however, for the staff’s information, the following explains the change from 2008 to 2009:

During 2009 and 2008, we had interest rate swap agreements with an aggregate average outstanding notional amount of approximately $1.5 billion and $1.7 billion, respectively, with average fixed rates of 4.0% and 4.9%, respectively. Short-term variable benchmark interest rates during 2009 were generally less than 1.5% and during 2008 were between 2% and 5%. Because market rates were below the average fixed rates of the interest rate swap agreements, we incurred realized losses of $51.1 million and $21.5 million, respectively during 2009 and 2008. The increase in realized losses from 2008 to 2009 was due to lower short-term variable benchmark interest rates in 2009 compared to 2008.

As a result of significant decreases in long-term benchmark interest rates in 2008, we recognized unrealized losses of $166.0 million in 2008. During 2009, long-term benchmark interest rates increased significantly and thus we recognized unrealized gains of $102.7 million in 2009.

Liquidity and Capital Resources

Liquidity and Cash Needs, page 47

SEC Comment

2. Please discuss in the liquidity section of MD&A (i) the reason for your working capital deficit, (ii) its affect on your liquidity and operations, and (iii) how you manage the deficit. Provide us with a copy of your intended revised disclosure.

Response to Comment #2

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

As of December 31, 2010, we had a working capital deficit of $57.6 million. The working capital deficit included $30.0 million relating to a term loan of one of our subsidiaries, which became due in the first quarter of 2011. We expect to enter into a new long-term loan facility during 2011 to refinance this debt. The working capital deficit also included $28.8 million of advances from Teekay Corporation to the Peary Spirit LLC, which is a variable interest entity that we consolidate. These advances are expected to convert to equity immediately preceding our purchase and we will use an existing credit facility to finance the purchase. Excluding these two amounts, we expect to manage our working capital deficit primarily with net operating cash flow generated in 2011 and, to a lesser extent, new and existing undrawn revolving credit facilities.

Cash Flows, page 48

SEC Comment

3. Please include a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2009 and 2008.

Response to Comment #3

In future filings, the Partnership will include in its disclosure a comparative discussion of each component of cash flows between the two earliest periods presented in the statements of cash flows.

Operating Cash Flows, page 48

SEC Comment

4. Please quantify each factor indicated in terms of the cash effect upon your operating cash flows so that investors may understand the extent and relative impact of each.

Response to Comment #4

In future filings, the Partnership will revise its disclosure to include a quantification of the factors indicated with respect to the cash effect upon the Partnership’s operating cash flows.

SEC Comment.

5. Please discuss the reason for the change in working capital between 2010 and 2009 that accounts for over 20% of the change in operating cash flow between these periods.

Response to Comment #5

In future filings, the Partnership will revise its disclosure to include reasons for changes in working capital, if such changes are material.

Critical Accounting Estimates

Vessel Lives and Impairment, page 49

SEC Comment

6. From disclosure in the Form 20-F and Form 6-K reporting results for the nine months ended September 30, 2011, you state a number of factors that could affect, and in fact have affected, the value of your vessels. For example, during the nine months ended September 30, 2011 you recorded impairment charges for three conventional tankers and one shuttle tanker, including the write down to estimated sale price of one of the conventional tankers, and recorded an impairment charge for one shuttle tanker in 2010. From the tables on page 23 and 25 of the Form 20-F, we note a number of contracts with no remaining term indicated or with remaining terms of one year or less. In this regard, we understand from industry information that charter rates for oil transporting vessels have significantly declined. In view of the above, with the potential for significant fluctuation and/or decrease in the fair value of your vessels given the present conditions within the oil transportation vessel industry, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment and that also provides greater insight into possible variability of your estimates and assumptions. Your revised disclosure should address circumstances where the market value of vessels may have declined below their carrying values even though you may not have recorded any impairment of those vessels under your impairment accounting policy and the reason therefore. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future. Please provide us with a copy of your intended revised disclosure.

Response to Comment #6

In future filings, the Partnership will revise its disclosure in order to respond to Comment #6 and Comment #7. Please see “Response to Comment #7, below for the Partnership’s intended revised disclosure.

SEC Comment

7. In connection with the above comment, we believe you should include in your MD&A discussion a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. We believe these additional disclosures will provide investors with an indication of your vessels that are at potential risk for impairment and the estimated magnitude of the potential aggregate impairment should you sell or otherwise write down vessels and/or vessel equipment. Please provide us with a copy of the table you intend to disclose.

Response to Comment #7

The Partnership understands the intention behind the requested change in disclosure. In order to best achieve the objective of the requested change, the Partnership proposes to modify the form of disclosure as compared to the approach in the comment, for the reasons indicated below.

a.

Since the objective of the disclosure is to identify the potential risk for impairment, the Partnership proposes limiting the additional disclosure requested to those vessels whose market value is less than the carrying value;

b.

Given the size of the Partnership’s owned fleet (50 as of December 31, 2011) and given its practice of disclosing operating performance by reportable segment, the Partnership proposes presenting the additional disclosure by reportable segment, instead of on a vessel-by-vessel basis, to provide users with disclosure at the same level of detail they are accustomed to receiving; and

c.

In order to provide users with an indication of which vessels are at potential risk for impairment and the estimated magnitude of the potential aggregate impairment, the Partnership proposes limiting the additional disclosure requested to those situations where there is a reasonable possibility that an impairment test will occur in the following 12 months. The Partnership believes that this approach would be more consistent with the current requirement for registrants to make additional disclosures about each reporting unit with a material amount of “at risk” goodwill (i.e., it is reasonably likely that the reporting unit will fail a future “Step 1” impairment test under ASC 350, Intangibles — Goodwill and Others).

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated salvage value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable, which occurs when the asset’s carrying amount is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value as market values may assume the vessel is not employed on an existing charter. If the carrying amount of an asset is recoverable from estimated future undiscounted cash flows, no impairment is recognized even though the fair value of the vessel may be lower than its carrying amount. If the carrying amount of an asset is not recoverable from estimated future undiscounted cash flows and the fair value is less than the asset’s carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market price of the vessel. The carrying value of the asset will include the carrying value of the vessel and, where applicable, the carrying value of the charter contract on which the vessel is employed, if any.

As of December 31, 2010, we estimate that the following vessels, whose estimated charter-free market values were below their carrying values, had a reasonable possibility of an impairment test occurring in the following 12 months.

	September 30,	September 30,	September 30,
(in thousands of USD, except number of vessels) Reportable Segment	# Vessels	Market Values	Carrying Values
Shuttle Tanker Segment	1	21,500	23,020
Conventional Tanker Segment	2	28,000	38,945
FSO Segment	1	5,000	5,375
FPSO Segment	—	—	—

Since vessel values are highly volatile, these estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. Furthermore, the determination of estimated charter-free market value for our shuttle tankers and FSO units involves judgment, given the illiquidity of the second-hand market for shuttle tankers and FSO units.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, and 20 to 35 years for FSO units, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our forecasted charter rates are based on the rates realizable under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating/drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Our estimates of future cash flows, including those that are driven by existing contractual relationships and those that are less variable in nature, such as on-going operating costs and remaining vessel life, are by their nature more accurate. Certain of our estimates of future cash flows, such as future charter rates beyond the firm period of existing contracts and vessel residual values, are more difficult to forecast given the volatility in vessel charter rates and vessel values and thus are inherently less accurate. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Valuation of Derivative Instruments, page 50

SEC Comment

8. Please expand upon the significant factors and uncertainties in determining the estimated fair values of your derivative instruments and the material amounts reported in the statement of operations, and that cause reported amounts to vary materially. Identify the factors that are most sensitive to change or variability and why. Please provide us with a copy of your intended revised disclosure.

Response to Comment #8

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

Notes to the Consolidated Financial Statements

Note 8. Leases, page F-19

SEC Comment

9. In regard to the sentence “The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years,” please tell us and disclose the factors that would cause the associated revenue amounts reported to differ from the minimum scheduled future revenues presented here and by what degree. Include discussion in “Critical Accounting Estimates” as appropriate.

Response to Comment #9

By indicating that “the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years,” the Partnership was attempting to ensure that users of its financial statements do not mistakenly assume that the amounts provided will be equivalent to a forecast of revenue for the years indicated. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2010, revenue from unexercised option periods of contracts that existed on December 31, 2010 or variable or contingent revenues. The Partnership will disclose these factors in future filings.

* * * * *

In connection with responding to the staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6668.

Sincerely,

/s/ Peter Evensen

Peter Evensen

Chief Executive Officer and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Philip Dowad (KPMG LLP)

John J. Peacock (Audit Committee Chair)